CYPHERPUNK ANNOUNCES INTENTION TO COMMENCE NORMAL COURSE ISSUER BID

Toronto, Ontario - February 20, 2024 - Cypherpunk Holdings Inc. (the "Company") (CSE: HODL) (OTC: CYFRF) is pleased to announce that it intends to commence a normal course issuer bid (the "NCIB"), under which it may purchase up to 7,603,359 common shares of the Company over a period of one year (the "NCIB Period"), representing approximately 5% of the Company's issued and outstanding common shares, with up to 3,041,343 common shares of the Company purchasable over any 30-day period within the NCIB Period, being 2% of the Company's issued and outstanding common shares. The NCIB is expected to commence on or about February 20, 2024, and will continue until the earlier of February 20, 2025, or the date by which the Company has acquired the maximum number of common shares which may be purchased under the NCIB.

All common shares purchased under the NCIB will be purchased on the open market through the facilities of the Canadian Securities Exchange at the prevailing market price of the common shares at the time of purchase, and shall be duly cancelled and returned to treasury.

The Company believes that the market price of the common shares may not fully reflect the value of its business and prospects, and as such it believes that purchasing its own common shares for cancellation is an appropriate strategy for increasing long-term shareholder value and represents an appropriate use of the Company's financial resources. The Company intends to appoint Canaccord Genuity as its broker to conduct the NCIB transactions on its behalf.

In furtherance of its strategic initiatives, Cypherpunk Holdings Inc. is also delighted to announce it has entered into a definitive agreement for the sale of 2.5 million shares of Animoca Brands. The shares are to be sold at a price of $0.90 AUD per share. The proceeds from this sale will be reinvested in accordance with the Company's investment strategy, aimed at maximizing returns and furthering its commitment to investing in privacy technologies, high performance compute (HPC), and the secular trend towards decentralisation.

About Cypherpunk Holdings Inc.

Cypherpunk was established to invest in companies, technologies and protocols, which enhance or protect privacy. Its strategy is to make targeted investments in businesses and assets with strong privacy attributes, often within the blockchain ecosystem, including select cryptocurrencies. Current equity investments include Animoca Brands, Samourai Wallet, Wasabi Wallet, Chia and NGRAVE.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact
Tony Guoga
Chief Executive Officer
tony@cypherpunkholdings.com
Office: 1-647-946-1300